UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2024

ENERGEA PORTFOLIO 2 LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II

Caution Regarding Forward-Looking Statements

We make statements in this annual report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our Offering;

•	ability to attract and retain Investors to the Platform;

•	risks associated with breaches of our data security;

•
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our Projects and our business;

•	changes in economic conditions generally and the renewable energy and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	intense competition in Brazilian renewable energy markets that may limit our ability to attract or retain energy offtakers;

•	defaults under Supporting Contracts (see "Summary of Supporting Contracts");

•	increased interest rates and operating costs;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	our failure to successfully construct, interconnect, operate or maintain the Projects;

•	exposure to liability relating to environmental and health and safety matters;

•	the failure of Projects to yield anticipated results;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	our ability to retain our executive officers and other key personnel of our Manager;

•	the ability of our Manager to source, originate and service our loans;

•	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

•
regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

•
changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

•
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report and the risk that actual results will differ materially from the expectations expressed in this annual report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this annual report, including, without limitation, those named above and those named under "Risks of Investing" in the offering circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report will be achieved.

Item 1. Business

Offices and Employees

The Company's offices are located at 52 Main Street, Chester, CT 06412. The Company itself has no employees. Rather, the Company has engaged the Manager to manage the Company and utilizes employees and services provided by the Manager as described more fully in the section "Directors, Executive Officers & Significant Employees".

Company Overview

Energea Portfolio 2 LLC is a limited liability company, treated as a corporation for tax purposes, and organized under the laws of Delaware as of January 13, 2020. The Company and its day-to-day operations are managed by the Manager, Energea Global LLC ("Manager" ). The Company was created to invest in the acquisition, development, construction and operation of community solar energy Projects in Brazil (each a "Project"). The Projects will be rented to Subscribers (who are aggregated into legal groups called "Consortium"). Subscribers make monthly payments based on the amount of electricity produced by the Project and credited to them. The Company may also lend money to Development Companies and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

First, the Projects rent the solar asset to a Consortium through a combination of three agreements (Land Leases, Project Rental Contracts and Project Operations and Maintenance Contracts), then, Subscribers join the Consortium in order to benefit from the power produced by the Project under Terms of Adhesion (see "Summary of Supporting Contracts").

Projects are each owned by a single-purpose entities ("SPE"). Each SPE is organized as a Brazilian Limitada or Ltda, the Brazilian equivalent of a U.S. limited liability company. Under Brazilian law, the assets, and liabilities of a Ltda are distinct. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

As of the date of this Offering Circular, the Company owns 100% of each SPE, although there could be instances where the Company is a partner in a SPE with another party, such as the Development Company (as defined below). In all cases, the Company will exercise management control over the SPE.

The revenue from our Projects consists primarily of the payments we receive from Subscribers each month. The Company will make a profit if revenues from Projects exceed their expenses plus those expenses of the Company (see "Our Operating Costs and Expenses"). The company may also make revenue from principle and interest payments on Loans ("Borrowers").

While we have opportunistically sold Projects in the past (see "Projects Sold"), the Company generally plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell Projects in the future, however, the Manager would consider the following factors:

•
Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. With both revenue and most expenses locked in by contract, the cash flow from any Project should be predictable and consistent for as long as 25 years.

•
Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider purchasing on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, a portfolio of Projects might be expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

•
Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction or repowering risk with the Development Company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in Projects that are already generating positive cash flow, referred to as "stabilization". Thus, the Company may acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

•
Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale of energy into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Investment Strategy

Development Companies

The Company sources most of its Projects from third parties in Brazil who specialize in developing solar projects ("Development Companies"). Energea Brazil, an affiliate of the Manager, is a Development Company. The Company's relationship with Development Companies may take several different forms. A Development Company might identify a potential project and permit, engineer and construct it, might provide operations and maintenance support for a Project after it is built, or might sell a Project to us and exit entirely.

Development Companies are compensated for their work and their risk. This compensation may take the form of a developer fee or a continued economic interest in the SPE. As of the date of this Offering Circular, no Development Companies have any economic interest in the SPEs. However, where a Project is originated through Energea Brazil, Energea Brazil will cap the related-party development fee at 5.0% of the overall Project's cost, which we believe is below the standard market rate for developing a Project.

Projects

We believe that we will be able to continue to source new Projects in Brazil for several reasons, including the fact that the cost of electricity in Brazil has risen over time. We believe this rise in energy costs has occurred for several reasons:

•
Even with the relatively low rates of economic growth Brazil has experienced in recent years, as compared to other developing countries, its energy needs continue to grow as the country modernizes and increases its use of electronic devices.

•
Brazil has relied extensively on electricity generated from hydropower. However, hydroelectricity fluctuates with the seasons and most large hydroelectric projects have already been developed, so new projects come online at more expensive pricing.

•	Previous governments subsidized energy costs for decades. Recent changes in government have removed these subsidies, so the true cost of energy is now being passed through to end-users.

We believe the cost of electricity in Brazil will continue to rise for the foreseeable future.

We seek a price for electricity that is simultaneously high enough to be profitable for our Investors and low enough to draw Customers to our Consortiums. In markets where solar equipment is installed directly on a customer's property, larger discounts are generally required to provide adequate incentive for a deal. In Brazil, where solar energy is generated remotely and with little or no inconvenience to the Subscriber, we anticipate discounts off energy provided by the utility company between 15-25%. The Company has several hundred Subscribers as of the date of this Offering with an average discount rate of 19.15%.

We primarily invest in Projects with the following characteristics:

•
Power Capacity: The Brazilian market for utility-size solar projects (10+ megawatts) is efficient and competitive, with many large players. We intend to focus on the smaller market, with projects of between one-hundred kilowatts and five megawatts. The capacity of a solar project is determined in accordance with "standard testing conditions" established by certain laboratories worldwide. The actual output of a solar project fluctuates with solar irradiance.

•
Subscribers: The Subscribers for a given Project will be private households and small businesses, organized into a single entity, typically taking the form of a limitada managed by the Company, as a consortium for commercial and residential Subscribers ("Consortium"). For a one-megawatt Project, we would expect the Consortium to include, on average, about 2,000 Subscribers. Subscribers may opt out of a Consortium at any time and will be replaced by other Subscribers from a waiting list.

•
Project Rentals: A SPE will rent each Project to a Consortium so that, in form, Subscribers are generating their own electricity, while the rent paid by the Consortium is effectively a payment for their use of the Project. Typically, a Project Rental Contract will have a term of 20 years.

•
Operation and Maintenance: When the SPE rents a Project to a Consortium, the Consortium will simultaneously hire the SPE to operate and maintain the Project on a turnkey basis, and the SPE will hire a third party to perform some or all of those services.

•	Locations: We select locations based primarily on:

o Brazilian states which have the most advantageous tax and energy economics;

o Efficient access for maintenance;

o Interconnection points with the electricity grid;

o Solar irradiance; and

o Acceptable security risks. The Company tries to avoid selecting Projects in locations with high crime areas which could expose the Project to an increased risk of theft and vandalism.

•
Right to Land: Typically, we lease the land where the Projects are built, pursuant to a lease that continues for at least the duration of the Project Rental Contract with our Subscriber and gives us, as tenant, the right to extend.

•
Connecting Projects to the Local Electric Grid: The Projects will not be connected directly to Subscribers. Instead, they will be connected to the local electric grid. As a member of a Consortium, which has rights to the Project via the Project Rental Contract, Subscribers will be entitled to a credit on their electric bill.

•
Our Solar Equipment: We use the equipment standardly used across the solar industry: solar panels, which turn sunlight into electrical energy; and inverters, which convert direct current from panels to alternating current used in homes and businesses. We buy our equipment only from certain manufacturers known for high quality and financial strength.

•
Compliance with Brazilian Laws Applicable to Solar Projects: Each Project will comply with Normative Resolution ANEEL n° 482/2012 ("Ren 482"), the primary law governing community solar electricity systems in Brazil.

•	When the Company Invests in Projects: Normally, the Company will not invest in a Project until certain conditions are satisfied. Among these:

o    The SPE has executed contracts for the lease of the underlying land, for engineering, and for the construction of the Project, for the rental of the Project to a Consortium, a full list of committed Subscribers and for operations and maintenance;

o The electric utility has confirmed that the Project can connect with the electric grid;

o All environmental and installation permits have been obtained;

o We have executed installation service agreements (e.g., for all civil and site work, electrical installation, installation of racking, etc.); and

o We have obtained insurance.

Thus, in most cases Investors are not exposed to any Project-level risks until all these conditions are satisfied. However, the Manager might make exceptions for exceptionally promising Projects. The Manager will have sole discretion over whether to acquire or invest in a Project. See "Risks of Investing" in the Offering Circular for more information.

Loans

The Company may provide Loans to Borrowers in Brazil. Borrowers are Development Companies. These Loans are designed to finance the development of new solar energy projects while relying on the credit of existing projects that rest on the balance sheet of the Borrower. Each time a new project reaches commercial operation; it contributes to the Borrower's overall collateral which allows the Company to extend additional credit to the Borrower.

•
Loan Issuance: As the Company raises capital through this Offering, the Manager will lend some or all of it to Borrowers each month. Each disbursement is amortized on a separate amortization schedule which adheres to the terms and conditions of the Loan Agreement (see "Summary of Supporting Contracts").

•
Collateral: The Loans are senior debt and collateralized by a pledge of the shares in the Borrower's enterprise which includes solar projects held on the corporate balance sheet. Thus, by serving as the sole lender to each Borrower, the solar projects act as the primary form of collateral. As Loans are issued, the Borrower uses the loan proceeds to develop and construct more projects which are added to the overall collateral calculations.

As the projects achieve commercial operation, offtakers begin to make payments to our Borrower for energy produced by the projects. In some cases, payments from the offtaker to our Borrower are made directly to a segregated trust account. As a condition to close a Loan, the Borrower grants the Company controlling rights to the trust account so that, in the event of a default, the Manager can easily step into the Borrower's cash flow to prevent revenue leakage during a default event.

We believe the Company is particularly well-suited to issue Loans when solar projects act as collateral due to the extensive experience owning and operating solar projects. In the event of a default by a Borrower, the Company can efficiently take possession of the underlying solar assets and the associated cash flow.

•
Loan Management: The Manager which will oversee the performance and compliance of Borrowers and the associated collateral. Their responsibilities include continuous monitoring of construction progress, energy production and cash flows to help ensure that loan terms are met. This oversight also helps mitigate risks associated with project delays and underperformance which could impair the Borrower. Close scrutiny of underlying projects during due diligence and loan servicing also ensures an efficient step-in during a default scenario.

Investment Committee

When we find a Project that meets the fundamental criteria described above, we consider the Project for investment at a multi-disciplinary committee of experienced renewable energy executives of the Manager ("Investment Committee"). As of the date of this Offering Circular, the Investment Committee consists of a Managing Partner (Mike Silvestrini), General Counsel (Isabella Mendonca), a Financial Analyst (Arthur Issa) and the Director of Construction (David Rutty). To approve a Project for funding, a unanimous approval of the Project by the Investment Committee is required to move forward. A copy of the memorandum prepared by the Manager for each Project and used by the Investment Committee to make an investment decision is provided to Investors on the Platform and in our filings with the SEC.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in renewable energy in the Brazilian market, including individuals, corporations, private funds, and other entities engaged in renewable energy investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous companies with asset acquisition objectives similar to our Manager, and others may be organized in the future, which may increase competition for the investments suitable for us.

Competitive variables include market presence and visibility, amount of capital to be invested per Project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying projects that we have targeted for acquisition. Although we believe we are well positioned to compete effectively in each facet of our business, there is enormous competition in the market and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Our Revenue and Income

The revenue from our Projects and Loans consists primarily of the payments we receive from Customers and Borrowers under their respective agreements. For the fiscal years ended December 31, 2024 and 2023, respectively, the Company's total revenue was $692,328 and $433,895, respectively, which is broken down below:

Revenue Recognition	Amount as of 12/31/2024	Amount as of 12/31/2023
Project Revenue	$692,328	$433,895
Loan Revenue	$0	$0

In addition to the revenue described above, the company may also earn additional income from short term treasury investments and gains from the sale of a Project. For the fiscal years ended December 31, 2024 and 2023, respectively, the Company's total other income was $69,665 and $262,919, respectively, which is broken down below:

Other Income Recognition	Amount as of 12/31/2024	Amount as of 12/31/2023
Short Term Investments	$69,665	$18,102
Sale of Projects	$0	$244,817

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Project Rental Contract
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Our Operating Costs and Expenses

The Company incurs a variety of costs and expenses, including:

•	banking fees;

•	legal expenses;

•	payments to the Manager for fees and carried interest;

•	fees to wire money from Brazil to the U.S.;

•	payments to U.S. states to comply with their respective securities law ("Blue Sky Laws");

•	debt service and transactional payments (where we borrow money at the Company level);

•	annual financial audit expenses;

•	depreciation; and

•	U.S. and Brazilian taxes.

The Projects also incur a variety of costs and expenses, including:

•	payments to third parties to operate and maintain the Projects;

•	lease payments to landowners;

•	debt service and transactional payments (where we borrow money at the Project level);

•	utilities;

•	on-site security;

•	payments to the third party that manages Subscriber electric bill credits;

•	Brazilian taxes;

•	banking fees;

•	depreciation; and

•	Project insurance.

The Company's total operating expenses for the fiscal year ended December 31, 2024 were $866,590.

U.S. and Brazilian Taxes

The following summarizes the most significant Brazilian taxes that will be imposed on the SPEs and the Company, as well as the Federal income tax consequences of acquiring Class A Investor Shares. This summary is based on the current tax laws of Brazil, the current U.S. Internal Revenue Code (the "Code"), the current regulations issued by the Internal Revenue Service ("Regulations"), and current administrative rulings and court decisions, all as they exist today. All of these tax laws could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Brazilian Taxes

Brazilian Tax System Generally

Like the United States, taxes in Brazil are imposed at the federal, state, and local level.

The federal government will impose the following taxes on each SPE:

•	A corporate income tax equal to (i) 15% of the SPE's taxable income, plus (ii) 10% of the SPE's taxable income per month in excess of R$20,000.

•	A social contribution tax equal to 9% of the taxable income of the SPE.

•	A corporate sales tax equal to 1.65% of the SPE's gross sales revenue.

•	A social security tax equal to 7.6% of the SPE's gross sales revenue.

•	A tax on some purchased goods (like a sales tax) imposed at 10%.

The SPEs will be entitled to depreciation deductions with respect to certain equipment.

At the state level, each SPE will be subject to a tax on purchased goods (e.g., solar equipment). The ICMS rates vary by state but will typically be imposed at 18%.

At the local level, many municipalities impose a tax on revenues from services provided (e.g., the services an SPE will provide to the Consortium under a Project Operation and Maintenance Agreement). These taxes are typically imposed at a rate of 5%.

NOTE: Brazil does not impose a tax on the Company itself or on Investors, nor does it require SPEs to withhold any taxes from distributions to the Company investor (Company or Individual) for permanent investors.

U.S. Federal Income Taxes

Classification as a Corporation

The Company will be treated as a corporation for federal income tax purposes. As a corporation, cash received by Investors will be treated as a combination of return of capital or qualified dividends. Qualified dividends will be taxed at the capital gains tax rate of either 0%, 15%, or 20%, depending on the investor's income tax bracket.

The General Intangible Low-Tax Income ("GILTI") tax on foreign investments is more favorable to our investors under a corporate tax structure as opposed to a partnership, where the tax on international assets would be levied on individuals. Under a partnership an investor would be responsible for 37% of all foreign profits generated from an international investment. A corporate tax structure allows the corporation to realize foreign tax credits. Under this corporate tax reporting structure, the corporate entity would only pay 21% tax on 50% of the foreign profits after foreign tax credits have been applied.

When the Company closes its books each year, it will post a profit/loss for that tax year. In accordance with the IRS, taxable dividends can only result from profit/loss of an "LLC treated as a corporation" which is how the Company is classified. When the Company's profit/loss for the year is less than the total distributions (which is often the case), the remaining distributions get filed in Box 3 of the Investor's 1099-DIV as non-dividend distributions. These distributions are non-taxable and are filed as a return of capital (and subtracted from the basis). When the Investor sells their shares or are bought out at the end of the portfolio's lifespan, the basis is what is used to determine the capital gains or losses realized by the sale of the shares.

Taxation of Dividends

The income of the Company will consist primarily of cash available for distribution ("CAFD") received from the SPEs in the form of a dividend. Because the SPEs will be foreign corporations, these dividends will be "non-qualified dividends" within the meaning of the Code and therefore subject to tax at ordinary income tax rates ("qualified dividends," including dividends from most U.S. corporations, are subject to tax at preferential rates).

Foreign Tax Credit

The Company, but not the Investors, might be entitled to credits for taxes paid by the SPEs in Brazil.

Sale or Exchange of Class A Investor Shares

In general, the sale of Class A Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale will generally be equal to the difference between the selling price and the Investor's tax basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Class A Investor Shares were held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code section 751, the Investor will recognize ordinary income.

A gift of Class A Investor Shares will be taxable if the donor-owner's share of the Company's debt is greater than his or her adjusted basis in the gifted interest. The gift could also give rise to federal gift tax liability. If the gift is made as a charitable contribution, the donor-owner is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the owner will not be able to offset the entire amount of his adjusted basis in the donated Class A Investor Shares against the amount considered to be realized as a result of the gift (i.e., the debt of the Company).

Transfer of Class A Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the decedent-owner's share of debt exceeds the pre-death basis of his interest. The decedent-owner's transferee will take a basis in the Class A Investor Shares equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of debt. For this purpose, the fair market value will not include the decedent's share of taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceed the basis of his, her, or its Class A Investor Shares. Any such gain generally will be considered as gain from the sale of Class A Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of the Company's income and losses for the taxable year of such Investor that includes December 31st, i.e., the calendar year for individuals and other owners using the calendar year.

Tax Returns and Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his or her federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his purchase of Class A Investor Shares. The tax returns of the Company will be prepared by accountants selected by the Company.

If the tax returns of the Company are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate our position and such fees would reduce the cash otherwise distributable to Investors.

Each Investor must either report Company items on his or her tax return consistent with the treatment on the information return of the Company or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to federal income tax deficiency proceedings.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other U.S. Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

Summary of Supporting Contracts

Project Contracts

The Company will cause the SPEs to enter into six (6) main contracts for each Project:

•	Land Leases: The SPE will lease (rather than buy) the land where the Project is located, pursuant to a contract we refer to as a "Land Lease."

•
Project Rental Contracts: In all cases, the SPEs will rent the Projects to a Consortium of Subscribers (so that the Subscribers are, in form, generating their own solar power) pursuant to a contract we refer to as a "Project Rental Contract."

•
Operations and Maintenance Contracts: As the SPE rents the Project to a Consortium of Subscribers pursuant to a Project Rental Contract, the Consortium simultaneously hires the SPE to operate and maintain the Project pursuant to a contract referred to as an "Operations and Maintenance Contract."

•
Construction Contracts: To build the Projects the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract referred to as a "Construction Contract."

•
Project Maintenance Contracts: The SPE will then hire Energea Brazil to operate and maintain the Projects pursuant to a contract referred to as a "Project Maintenance Contract" (see "Interest of Management and Others in Certain Transactions").

•
Credit Management Agreements: Each Project produces energy credits. To convert those energy credits into revenue, the SPE must hire a service provider to onboard Subscribers and administrate the allocation of energy to each Subscriber on a monthly basis. These services are performed by Energea Brazil under the terms and conditions set forth in a Credit Management Agreement (see "Interest of Management and Others in Certain Transactions").

Each of these contracts are bi-lingual, both in English and in Portuguese, the national language of Brazil. Although the final terms and conditions and contract title might differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

Loan Contracts

The Company will enter into three (3) main contracts when making a Loan to a Borrower:

•
Loan Agreement: The Loan and Security Agreement is a deal where the Lender provides funds to the Borrower up to a specified limit over a set period. The Borrower uses these funds for renewable energy projects and related expenses, repaying each advance with interest over five years. The Borrower grants the Lender a first-priority lien on all its assets as collateral. The agreement includes conditions for advances, default triggers, and remedies for the Lender, with covenants ensuring compliance and asset protection.

•
Collateral Agreements: The Collateral Documents are a collection of agreements and instruments designed to secure obligations under a primary financing arrangement between a borrower and a lender. These documents collectively establish, and perfect the lender's security interests in various assets and equity interests of the borrower and related parties. They include personal guarantees, corporate guarantees, promissory notes outlining repayment terms, and pledge agreements granting the lender priority liens on specified collateral. Supporting resolutions and certificates confirm the borrower's authorization and compliance. The documents address repayment conditions, default remedies, rights over collateral, and proceeds application, ensuring the lender's enforcement capabilities while defining limits on recourse where applicable.

•
Trust Agreement: Some, but not all, Loans will also have a Trust Agreement. In circumstances where the Manager requires more fiscal oversite over a Borrower, we will set up a Trust which will receive all of the Borrowers revenue (usually payments for energy from their customers). Energea will instruct the Trustee to pay principle and/or interest payments owed to the Company prior to distributing the remaining cash to the Borrower for their use in operations. This tactic is especially useful when Borrowers are foreign entities.

Material Legal Proceedings

Two of the Company's SPEs, namely Energea Pedra do Indaiá Ltda ("Pedra do Indaia") and Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda ("Iguatama"), initiated legal action against Alexandria Indústria de Geradores S.A. ("Contractor") due to breaches of the terms and conditions stipulated in the Construction Contracts.

The Contractor's failure to fulfill its obligations under both Construction Contracts resulted in the accrual of Liquidated Damages owed to the SPEs of Pedra do Indaia and Iguatama. In an effort to remedy the default, a Confession of Debt was executed by the Contractor, encompassing both Projects. This document imposed personal and corporate responsibility upon the Contractor to guarantee the owed amount to the SPEs. Regrettably, the Contractor failed to meet the payment obligations outlined in the Confession of Debt.

Subsequently, the Construction Contracts were terminated, and Energea Brasil Operações Ltda (a subsidiary of Energea Global LLC), the entity overseeing the SPEs, promptly initiated legal proceedings. They sought an injunction from the Courts of Rio de Janeiro to secure the payment, including the freezing of the Contractor's corporate bank accounts as a means to compel compliance.

The presiding Judge initially granted the injunction, compelling the Contractor to remit all Liquidated Damages, interest on overdue payments, and legal fees as specified in the Confession of Debt, within a three-day timeframe. Shortly thereafter, the proceedings were further complicated when the Contractor filed for bankruptcy protection and other secured creditors entered the process of collecting unpaid amounts. The lawsuit is still in process and may take several years to reach a final verdict.

Factors Likely to Impact the Performance of the Company

•
Foreign Country: There is an inherent risk when doing business in a foreign country. Foreign country risks include unexpected fees and taxes, unfair contact disputes, policy changes and other risks which may negatively affect estimated IRR.

o     Energea has a strong local presence in Brazil through our Rio office which employs approximately 35 Brazilian nationals. Foreign country risk is highest when we start doing business in a new foreign country and diminishes as we gain experience, diversify our local partnerships and develop best practices for dealing with unique challenges specific to a country.

•
Foreign Exchange Rates: The revenue contracts for the Projects are paid in Brazilian Reals ("BRL"). Exchange rates could worsen creating reduced dividends to our investors which are paid in U.S. dollars ("USD").

o     First, our long-term financial projections include a perpetual weakening of the BRL versus USD, so we expect a continuation of that phenomenon but can tolerate some level of FX softening while still maintaining our targeted returns. Second, while the Company currently has no USD-denominated debt, it may consider taking on such loans in the future. If that occurs, interest payments in USD could help reduce the Company's overall FX exposure.

•	Construction: There is a risk that the Project could encounter unforeseen delays or costs during the construction phase that could potentially delay dividends and result in a lower-than expected IRR.

o     Energea builds in liquidated damages whenever possible into contacts with our Engineering, Construction and Procurement ("EPC") partners. Liquidated damages hold the contractor building the solar project responsible for any lost revenue resulting from construction delays. Energea also has our own in house team of EPC and Operations & Maintenance ("O&M") professionals to help ensure projects are built to our high standards.

•
Customer Default: Community solar projects collect revenue from thousands of utility customers who each subscribe to a "consortium" which rents the project from us. These subscribers save 10-20% on their electric bills for joining. They have the option of unsubscribing any time they want, without penalty. This free opt-out is common for energy products of this type and retention rates are usually in the 90-95% range year over year with some turnover for defaulting customers.

o     Community solar projects provide electricity to thousands of small customers instead of a single, large, customer. If one or several customers don't pay their invoice, the returns are virtually unaffected. We estimate a 4% default rate when modeling the projects, while historical default rates for utilities in the region are actually closer to 1%.

•	Theft / Damage: The equipment may be subject to theft or damage which is beyond the Company's control.

o     Energea always carries appropriate insurance to protect against major loss or will take steps to self-insure if needed. We carry property insurance to cover theft or unexpected damage to the equipment as well as business interruption insurance to cover any lost income resulting from a project being down for an extended period of time. Most projects owned by the Company are on Customer rooftops where they enjoy some level of protection. Loans are less exposed to theft and damage losses.

•
Solar Irradiance: Energea forecasts the energy production of each Project based on historical weather patterns. A deviation from historical weather patterns could result in lower-than-expected electrical production and decreased dividends. Projected returns use a P-50 production estimate. P-50 is an estimate of electrical production where there is a 50% statistical probability that the project will produce more electricity and a 50% probability that the project will produce less. This is an industry standard method of weather prediction and production estimating.

o     Diversifying across many projects and different geographical markets helps to mitigate the solar irradiance risk of any one specific Project. Loans also carry a lower exposure to solar irradiance than Project ownership.

•	Materials / Equipment: Equipment may fail or break down resulting in lower than anticipated production or unplanned additional operating expenses.

o     Equipment used in the Projects come with warranties (usually for 25 years) that protect against failure or lower than anticipated output. Energea also accounts for degradation in our project models and sets aside a contingency reserve for unforeseen mechanical issues that may arise.

Description of Property

The only property owned by the Company are the Projects. To date, the Company has not issued any Loans

Projects Acquired

As of the date of this Annual Report, the Company had acquired a total of 23 Projects.

Project Name	Entity Name	Project Size (AC)	Acquisition Date	Amount Invested*
Salinas	Project Salinas Geração S.A.	5.0 MW	4/15/19	$265,148
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutenção Ltda.	1.0 MW	3/6/20	$35,707
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	10/12/20	$2,536,004
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	5/21/21	$118
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	10/1/21	$4,563,090
Divinópolis III	Energea Divinopolis Ltda.	2.3 MW	12/23/21	$3,004,954
Araxa I	Energea Araxa I Ltda	2.5 MW	12/23/21	$302,931
Araxa II	Energea Araxa II Ltda	2.5 MW	12/23/21	$303,475
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	1/4/22	$4,151,068
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	9/9/22	$1,490,688
Diamantina II	Energea Diamantina II Ltda	2.5 MW	10/17/22	$152,090
Formiga I	Energea Formiga I Ltda	2.5 MW	10/17/22	$205,557
Formiga II	Energea Formiga II Ltda	1.5 MW	10/17/22	$73,236
Naque	Energea Naque Ltda	1.5 MW	10/17/22	$123,330
Micros I	Energea Micros I Ltda	1.1 MW	12/29/22	$1,036,863
Itabapoana	Energea Itabapoana Ltda	2.5 MW	12/29/22	$94,590
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	4/12/23	$179,044
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	4/12/23	$95,567
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	4/12/23	$73,611
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	4/17/23	$95,833
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	5/24/23	$155,176
Iguatama II	Energea Iguatama II Ltda	2.5 MW	12/20/24	$1,889,588
Micros II	Energea Micros II Ltda	750kW	11/11/24	$0
	TOTAL			$20,827,668
* as of December 31, 2024

Projects Sold

As of the date of this Annual Report, the Company has sold 10 Projects.

Project Name	Entity Name	Project Size (AC)	Date Sold	Sale Price Net of Taxes
Salinas	Project Salinas Geracao S.A.	5.0 MW	05/11/2021	$147,717
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	05/11/2021	$150,379
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda.	1.0 MW	05/19/2021	$44,408
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	06/06/2023	$136,029
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	06/06/2023	$124,925
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	06/06/2023	$126,224
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	06/06/2023	$93,427
Formiga II	Energea Formiga II Ltda	1.5 MW	06/06/2023	$100,344
Naque	Energea Naque Ltda	1.5 MW	06/06/2023	$178,011
Itabapoana	Energea Itabapoana Ltda	2.5 MW	06/06/2023	$133,061
	TOTAL			$1,234,525

Projects Owned

As of the date of this Annual Report, the Company holds 13 Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested*	Form 1-U
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	$2,536,004	$2,536,004	Link
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	$4,563,090	$4,563,090	Link
Divinopolis III	Energea Divinopolis Ltda.	2.3 MW	$3,198,961	$3,004,954	Link
Araxa I	Energea Araxa I Ltda	2.5 MW	$324,291	$302,931	Link
Araxa II	Energea Araxa II Ltda	2.5 MW	$328,767	$303,475	Link
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	$2,915,386	$1,490,688	Link
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	$4,312,924	$4,151,068	Link
Micros I	Energea Micros I Ltda	1.1 MW	$1,040,946	$1,036,863	Link
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	$203,303	$179,044	TBD
Diamantina II	Energea Diamantina II Ltda	2.5 MW	$152,090	$152,090	TBD
Formiga I	Energea Formiga I Ltda	2.5 MW	$211,255	$205,557	TBD
Iguatama II	Energea Iguatama II Ltda	2.5 MW	$1,955,102	$1,889,588	Link
Micros II	Energea Micros II Ltda	750kW	$604,181	$0	Link
	TOTAL		$22,346,300	$19,815,352
* as of December 31, 2024

The below tables include the Property and Equipment owned by each Project as of December 31, 2024 and December 31, 2023 for financial statement purposes:

ENERGEA PORTFOLIO 2 LLC AND SUBSIDIARIES
Property and Equipment
12/31/24
Project Name	Entity Name	PPE	Depreciation	Total
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2,536,004	(205,307)	2,330,697
Iguatama II	Energea Iguatama II Ltda	1,889,588	-	1,889,588
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	4,563,090	(101,835)	4,461,255
Divinopolis III	Energea Divinopolis Ltda.	3,004,954	-	3,004,954
Araxa I	Energea Araxa I Ltda	302,931	-	302,931
Araxa II	Energea Araxa II Ltda	303,475	-	303,475
Divinópolis II	Energea Divinopolis II Ltda	4,151,067	(57,504)	4,093,563
Corumbaíba	Energea Corumbaíba Ltda	1,490,688	-	1,490,688
Diamantina II	Energea Diamantina II Ltda	152,090	-	152,090
Formiga I	Energea Formiga I Ltda	205,557	-	205,557
Micros I	Energea Micros I Ltda	1,036,863	(33,274)	1,003,589
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	179,045	-	179,045
	TOTAL	$19,815,352	(397,920)	$19,417,432

ENERGEA PORTFOLIO 2 LLC AND SUBSIDIARIES
Property and Equipment
12/31/23
Project Name	Entity Name	PPE	Depreciation	Total
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2,529,214	(119,007)	2,410,207
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	4,244,666	-	4,244,666
Divinopolis III	Energea Divinopolis Ltda.	1,487,420	-	1,487,420
Araxa I	Energea Araxa I Ltda	275,717	-	275,717
Araxa II	Energea Araxa II Ltda	276,273	-	276,273
Divinópolis II	Energea Divinopolis II Ltda	3,169,272	-	3,169,272
Corumbaíba	Energea Corumbaíba Ltda	271,647	-	271,647
Diamantina II	Energea Diamantina II Ltda	113,680	-	113,680
Formiga I	Energea Formiga I Ltda	162,919	-	162,919
Micros I	Energea Micros I Ltda	958,479	-	958,479
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	137,551	-	137,551
	TOTAL	$13,626,838	(119,007)	$13,507,831

Item 2. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements"). Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Summary of Key Accounting Policies

Investments
For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment
The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•	Indicators of impairment - Consider whether indicators of impairment are present

•
Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•
Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition
The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

•	Step 1: Recognize the contract with the customer

•	Step 2: Specify performance obligations

•	Step 3: Establish transaction price

•	Step 4: Allocate transaction price to performance obligations

•	Step 5: Recognize revenue

Market Outlook and Recent Trends

The Brazilian solar market is expected to continue growing steadily through 2025 and 2026, with total installed capacity likely to exceed 50 gigawatts by the end of the period. Growth is driven primarily by the distributed generation segment (which we frequently refer to as "community solar"), which represents more than 60 percent of national capacity and continues to benefit from high retail electricity rates and favorable economics for end users. While the implementation of Law 14.300 has introduced a phased-in network usage fee for new distributed systems, the grandfathering of legacy projects and continued demand in the commercial and agricultural sectors are expected to sustain momentum.

In the utility-scale segment, the shift from government auctions to private bilateral contracts is accelerating. Corporate offtake agreements-particularly in sectors such as agribusiness and retail-are now the dominant driver of new project development, supported by the ongoing expansion of Brazil's deregulated energy market. At the same time, financing sources have diversified, with green debentures, private credit, and international capital increasingly supplementing traditional development bank funding.

Challenges include transmission constraints in solar-intensive regions and continued exposure to currency volatility. Despite these headwinds, Brazil remains one of the most resilient solar markets in Latin America, with a maturing regulatory framework, improving access to capital, and growing corporate demand supporting its medium-term outlook.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the Manager, in its discretion, determines that cash flow is available for distributions. To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

•	Sale of Energy under Project Rental Contracts and Operations and Maintenance Contracts

•	Net Proceeds from Capital Transactions
o Originates from the sale or refinancing of Projects
o Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment

•	Liquidated Damages from Construction Agreements
o Penalties paid by EPC Contractors when Projects are delivered behind schedule
o LDs are not booked as revenue but are considered distributable cash flow

When the Company has distributable cash flow and the Manager determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Cash flow, if any, is distributed to the Investors and the Manager in the following order of priority:

•	First, a preferred return equal to a 7% IRR to Class A Investors (the "Preferred Return");

•	Thereafter, any additional cash flow 70% to the Investors and 30% to the Manager (the "Promoted Interest").

Calculation of Preferred Return

The Manager discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 7% ("Adjusted NOI").  The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Promoted Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital for U.S. federal income tax purposes.

Calculation of Promoted Interest

If the Manager determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the Manager will receive a Promoted Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the Manager and the Investors where the Manager will get 30% of the excess and Investors will get 70% of the excess.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on the Projects' net income for the preceding month minus any amounts held back for reserves. Cash flow is first used to pay Project-level operating expenses prior to determining distributable cash flow (as defined below). Cash flow from Projects can be generated in three ways:

•	payments from Land Leases, Project Rental Contracts and Operations and Maintenance Contracts;

•	proceeds from the sale or refinance of Projects; and

•	Liquidated Damages under Construction Agreements (see below).

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate.

To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital for U.S. federal income tax purposes and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.
Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the Manager has received its Promoted Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions".  In those cases where the Manager does not receive its Promoted Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (70%)	Promoted Interest* (30%)	Class A Investor Distributions**	Cash on Cash Yield***
5/20/21	137,235.23	50,103.18	82,716.23	4,415.82	132,819.41	20.18%
6/24/21	34,398.08	11,331.28	22,183.64	883.16	33,514.92	2.99%
7/24/21	33,961.13	8,663.79	24,414.18	883.16	33,077.97	2.74%
8/26/21	20,320.88	6,615.89	12,821.83	883.16	19,437.72	1.40%
9/23/21	20,320.79	6,829.13	12,608.50	883.16	19,437.63	1.27%
10/27/21	20,320.80	6,951.10	12,486.54	883.16	19,437.64	1.09%
11/30/21	20,320.80	7,054.00	12,383.64	883.16	19,437.64	1.02%
12/24/21	18,977.20	13,651.91	5,325.29	0.00	18,977.20	0.84%
2021 Total	$305,854.91	$111,200.28	$184,939.85	$9,714.78	$296,140.13	31.53%
1/26/22	10,973.59	3,316.66	5,890.61	1,766.32	9,207.27	0.32%
2/24/22	8,787.12	3,020.41	4,883.55	883.16	7,903.96	0.27%
3/29/22	9,860.27	3,957.94	5,019.17	883.16	8,977.11	0.28%
4/29/22	7,068.65	3,351.29	3,717.36	0.00	7,068.65	0.22%
5/31/22	7,068.14	2,992.40	4,075.74	0.00	7,068.14	0.21%
6/30/22	24,999.75	10,725.17	14,274.58	0.00	24,999.75	0.68%
7/29/22	25,000.10	6,134.70	18,865.40	0.00	25,000.10	0.66%
8/27/22	24,073.19	20,127.59	3,156.48	789.12	23,284.07	0.56%
9/27/22	23,677.18	10,506.53	10,536.52	2,634.13	21,043.05	0.48%
10/27/22	23,774.37	10,254.62	10,815.80	2,703.95	21,070.42	0.72%
11/29/22	33,759.97	14,656.27	15,282.96	3,820.74	29,939.23	0.44%
12/28/22	27,897.02	12,302.77	12,475.40	3,118.85	24,778.17	0.70%
2022 Total	$226,939.35	$101,346.35	$108,993.57	$16,599.43	$210,339.92	5.54%
1/27/23	23,705.24	10,855.76	11,623.77	1,225.71	22,479.53	0.39%
2/24/23	28,739.48	12,192.29	13,072.28	3,474.91	25,264.57	0.41%
3/27/23	33,687.38	15,314.18	15,617.22	2,755.98	30,931.40	0.48%
4/28/23	33,709.20	15,474.53	15,499.47	2,735.20	30,974.00	0.44%
5/30/23	35,708.77	16,432.24	16,385.05	2,891.48	32,817.29	0.43%
6/26/23	43,709.57	20,252.44	19,938.56	3,518.57	40,191.00	0.48%
7/25/23	98,709.19	45,896.06	44,891.16	7,921.97	90,787.22	0.95%
8/28/23	33,708.43	15,668.70	15,333.77	2,705.96	31,002.47	0.31%
9/27/23	85,715.70	41,000.83	38,007.64	6,707.23	79,008.47	0.76%
10/27/23	88,636.35	35,620.88	45,063.15	7,952.32	80,684.03	0.72%
11/24/23	83,704.70	40,601.46	36,637.08	6,466.16	77,238.54	0.67%
12/26/23	79,097.93	38,374.75	34,613.45	6,109.73	72,988.20	0.59%
2023 Total	$668,831.94	$307,684.12	$306,682.60	$54,465.22	$614,366.72	6.63%
1/26/24	57,055.87	26,770.27	25,742.36	4,543.11	52,512.63	0.41%
2/27/24	58,167.84	34,041.33	22,678.83	1,447.68	56,720.16	0.41%
3/26/24	67,053.57	32,587.99	32,397.48	2,068.10	64,985.47	0.46%
4/26/24	50,056.17	25,750.84	24,305.33	0.00	50,056.17	0.35%
5/24/24	50,361.60	26,356.09	24,005.48	0.00	50,361.57	0.34%
6/27/24	52,259.23	24,629.08	24,314.24	3,315.62	48,943.32	0.32%
7/26/24	72,671.64	37,364.11	35,306.85	0.00	72,670.96	0.47%
8/26/24	111,083.25	55,830.45	50,252.39	5,000.00	106,082.84	0.61%
9/27/24	112,739.23	53,582.40	50,282.70	8,873.52	103,865.10	0.57%
10/28/24	122,722.56	65,708.06	39,889.80	17,104.35	105,597.86	0.50%
11/26/24	131,924.48	68,088.72	55,506.92	8,298.65	123,595.64	0.57%
12/24/24	137,163.19	75,732.81	59,884.78	1,535.76	135,617.59	0.62%
2024 Total	$1,023,258.63	$526,442.15	$444,567.16	$52,186.79	$971,009.31	5.63%
1/24/25	92,252.30	54,300.15	37,952.14	0.00	92,252.30	0.41%
2/25/25	100,850.44	63,545.60	37,304.84	0.00	100,850.44	0.39%
3/27/25	100,000.00	67,246.88	32,753.12	0.00	100,000.00	0.37%
2025 Total	$293,102.74	$185,092.63	$108,010.11	$0.00	$293,102.74	1.17%
TOTAL	$2,517,987.57	$1,231,765.53	$1,153,193.29	$132,966.22	$2,384,958.82	50.50%

*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Asset Management Fees and Promoted Interest paid to our Manager, see "Compensation of Directors and Executive Officers" in the Offering Circular.

**Note: Class A Investor distributions are equal to the Preferred Return plus any additional cash flow, please see "Calculating Distributions" above for more information.

***Note: Monthly Cash on cash yield values are calculated by dividing the Investor Distributions amount (which also includes distributions to the Manager or its affiliates if they own Class A Investor Shares) by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash on cash yields are calculated by summing all monthly cash on cash yields for the respective year.

Past Operating Results

Since the Company's inception in 2020, it has grown each year with the acquisition of new Projects, continued construction and interconnection works, and the commencement of operations at completed Projects. In 2022, the Company turned its first Project on: Iguatama. In 2023, the Company added Micros I. In 2024, we completed Pedra do Indaiá and Divinópolis II, and acquired an operational project, Iguatama II. In 2025, Divinópolis III, Corumbaíba, and Micros II are expected to be completed.

During the construction phase, the Company has experienced challenges which have caused us to strategize alternatives for maintaining targeted cash yield. These challenges are mainly related to construction and interconnection delays. Many of our Projects are in remote parts of Brazil where finding sophisticated construction partners and responsive utility companies can be difficult. The Company's second large format asset, Pedra do Indaia, reached mechanical completion in July 2023 but was not interconnected to utility until May of 2024. To offset the impact on cash flows caused from the delays in interconnecting Pedra do Indaia, the Company added Micros I, sold certain Projects (see "Description of Property") and collected Liquidated Damages from contractors (see "Summary of Supporting Contracts" and "Material Legal Proceedings" in the Offering Statement).

As a result of these maneuvers, the overall returns of the Company have held firmly within our targeted range of 14-16% after fees paid to the Manager and delivered distributions on schedule every month of 2024. As the Company completes construction of the remaining Projects, we expect the portfolio to stabilize and to settle into a consistent rhythm of dividends to Investors.

We will delay the construction of Araxa I and Araxa II until we have completed Corumbaíba and Micros II. We plan to sell Diamantina II and Formiga I prior to construction.

Operating Results for Fiscal Years ended December 31, 2024 and 2023

As of December 31, 2024 and 2023, the Company had assets totaling $25,649,364 and $16,716,219, respectively, on its balance sheet, comprised of cash on hand of $4,593,375 and $470,153, respectively, property and equipment net of depreciation of $19,417,432 and $13,507,831, respectively, other current assets of $375,914 and $1,376,262, respectively, and non-current assets of $1,262,643 and $1,361,973, respectively. The Company's total liabilities and members' equity was $25,649,364 and $16,716,219, respectively. Liabilities totaled $7,844,317 and $6,472,886, respectively and equity owned by the Investors totaled $17,805,047 and $10,243,333, respectively.

The significant increase in assets and liabilities, was due to the escalation of investments to complete the Projects under construction and the increase of capital raised from Investors.

For the fiscal years ended December 31, 2024 and 2023, the Company generated revenue of $692,328 and $433,895, respectively. This significant increase was primarily driven by the Project Pedra do Indaiá and Micros I, which began generating revenue in 2024.

As of December 31, 2024 and 2023, the Company's portfolio operating expenses were $338,673 and $159,274, respectively, including professional fees, advertising and marketing, software subscription, taxes, depreciation, and other general and administrative expenses. As of December 31, 2024 and 2023, the Projects' operating expenses were $527,917 and $234,181 respectively, covering professional fees, travel, taxes, depreciation, operation and maintenance, and other general and administrative expenses. The increase in operating expenses was due to the addition of Projects being turned on.

Consequently, for the fiscal year ended December 31, 2024, the Company incurred a loss from operations totaling $174,262, compared to a gain of $40,440 in 2023. For the fiscal years ended December 31, 2024 and 2023, total other expenses were $539,056 and $162,733, respectively. As a result, the Company's total net loss for the years ended December 31, 2024 and 2023 was $713,318 and $122,293, respectively. Unrealized foreign currency exchange loss for the years ended December 31, 2024 and 2023 was $248,301 and $13,905, respectively. Although several Projects became operational and revenue increased, the Company will not realize the full revenue potential of these Projects until all associated Project Rental Contracts are fulfilled.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis.

On October 5, 2020, the Company entered into a third-party Credit Agreement ("Loan"), as an Additional Obligor, with Lattice Energea Global Revolver I, LLC ("Lender"), which is unaffiliated with the Manager. The Loan extends up to $5,000,000 of credit to the Company which can be used to construct Projects. After construction, the Loan converts into long-term project finance for a 10-year term. As of December 31, 2024, the Company's outstanding balance under the line of credit is $4,481,843.

On December 22, 2023, the parties amended the Loan to release the Manager and establish the sole borrower as Energea Portfolio 2 LLC. This included certain underlying Projects as collateral: Iguatama, Pedra do Indaiá, Divinopolis II, Divinopolis III, and Micros.

Since the interest rate on the Loan is lower than the anticipated IRR of the Projects, we expect the Loan to lever returns to Investors while providing liquidity necessary to accelerate through construction to achieve distributions to Investors faster.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the Manager and from undistributed funds from our operations. As of December 31, 2024, the Company had $4,593,375 of cash on hand and equivalents, which will be used to pay for the remaining costs of constructing Divinopolis III, Corumbaiba and Micros II Projects.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 3. Directors, Executive Officers & Significant Employees

Names, Positions, Etc.

The Company itself has no officers or employees. The individuals listed below are the Managing Partners, Executive Officers, and Significant Employees of Energea Global, the Manager of the Company.

Name	Position with Manager	Age	Term of Office	Approximate Hours Per Week If Not Full Time (1)
Executive Officers
Mike Silvestrini	Managing Partner	43	01/01/2017 - Present	Full Time
Gray Reinhard	Managing Partner	39	01/01/2020 - Present	Full Time

Significant Employees
Isabella Mendonça	General Counsel	32	10/02/2020 - Present	Full Time
Arthur Issa	Financial Analyst	29	05/23/2018 - Present	Full Time
Tyler Hurlburt	Director of Investment Relations	45	11/03/2020 - Present	Full Time
Marta Coelho	Controller	51	12/07/2018 - Present	Full Time
Dave Rutty	Director of Construction	34	06/13/2022 - Present	Full Time
Kathy Koser	Director of Compliance	43	08/01/2021 - Present	Full Time
(1) The above listed employees do not record specific hours to each Company managed by Energea Global. Rather, the employees focus their full-time and energy to each Project, portfolio, or process as needed. The Manager cannot estimate number of hours per week spent managing this or any particular Company as the employees are salaried. The work required to manage the Company and other companies managed by Energea Global changes from time to time depending on the number and frequency of Projects resulting from the amount they raise in each Offering. As the companies grow, dedicated staff are brought in to exclusively manage a specific company. As of December 31, 2024, there are no staff members exclusively dedicated to the Company and it is managed by the Manager's executive team and certain significant employees.

Family Relationships

Marta Coelho, the Manager's Controller, is the sister-in-law of Mike Silvestrini, the Managing Partner. There are no other family relationships among the executive officers and significant employees of the Manager.

Ownership of Related Entities

Energea Global, the Manager of the Company, is majority owned by Mike Silvestrini, a resident of Chester, Connecticut.

Energea Brazil, our affiliated Development Company in Brazil, is owned by Energea Global.

Business Experience

Mike Silvestrini

Mike is an accomplished professional with a strong commitment to renewable energy and environmental sustainability. He has played a key role in the development of over 500 solar projects across the United States, Brazil, and Africa, contributing to the global transition to clean energy.

Since 2017, Mike has been the Co-Founder & Managing Partner at Energea Global LLC. In his capacity as Co-Founder & Managing Partner of the Manager, Mike is a director of the Investment Committee which determines the investment strategy for the Company. To date, Energea Global manages 3 funds formed to acquire and operate solar power projects: the Company, Energea Portfolio 3 Africa LLC, and Energea Portfolio 4 USA LLC. See "Other Solar Energy Funds" below for the status each fund's offerings.

Since 2015, Mike has served as a Board Member of the Big Life Foundation, an organization dedicated to preserving over 1.6 million acres of wilderness in East Africa. Through community partnerships and conservation initiatives, Big Life protects the region's biodiversity and promotes sustainable practices.

From 2008 to 2017, Mike co-founded and served as the CEO of Greenskies Renewable Energy LLC, a leading provider of turnkey solar energy services. His expertise contributed to the development, financing, design, construction, and maintenance of solar projects across the United States. Notably, he was involved in solar installations on Target Corporation stores and distribution centers, as well as capped landfills throughout the northeast region of the U.S.

Mike's track record in renewable energy, his involvement in hundreds of solar projects worldwide, and his dedication to environmental sustainability position him as a driving force in the global effort to combat climate change.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray's career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several Fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country's largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects owned by the company.

Prior to joining Energea in January 2020, Gray served as the CTO of Dwell Optimal Inc. which assists businesses providing employees with travel accommodations.

Gray studied at Princeton University.

Isabella Mendonça

Isabella is a corporate lawyer with experience in cross-border M&A transactions and the drafting and negotiation of highly complex contracts and corporate acts in different sectors, such as energy, oil & gas and infrastructure. Isabella has previously worked as an attorney for Deloitte and Mayer Brown in Brazil, where she was an associate in the Energy group, working in regulatory, contractual and corporate matters related to renewable energy project development.

From 2016 until she joined Energea Global, Isabella was an associate in the corporate and securities practice at Mayer Brown in the Rio de Janeiro office.

Isabella studied law at Fundacão Getulio Vargas, in Brazil and has a master's degree (LLM) from the University of Chicago.

Arthur Issa

Arthur Issa was one of the first employees at Energea Global, starting in May, 2018. Over the course of his career in Energea Global, has participated in the successful closing process of more than 100 MW worth of project installed capacity and their financial management, totaling an AUM of more than $100mm. Arthur is responsible for keeping track of all matters related to Corporate and Project Finance at Energea Global, through detailed financial modelling, reporting and cash flow management, maximizing efficiency in the Company's decision-making process with reliable analytics. Arthur has a B.S. in Production Engineering from University Candido Mendes in Rio de Janeiro, Brazil.

Tyler Hurlburt

From 2006 until he joined the Energea Global team, Tyler Hurlburt was a licensed Wealth Manager at Fortune 500 firms including Ameriprise, Prudential, Wells Fargo and TIAA. Tyler managed over $500M in client's assets in previous role at TIAA. He has over 20 years' experience within the financial service industry, as well as extensive experience in portfolio management, risk mitigation, tax, and estate planning. Tyler holds a MBA with honors from Saint Joseph's University.

Marta Coelho

Since its inception in 2018, Marta Coelho has served as the Controller at Energea Global, bringing with her a wealth of experience and expertise in finance and accounting. As the global Controller, Marta plays a crucial role in managing all financial aspects, including account management, taxation, and audits, for Energea Global's diverse range of operating entities and projects across Africa, Brazil, and the USA.

Dave Rutty

Dave is a highly experienced electrician with over 12 years of expertise in building and maintaining solar projects. At Energea Global, he plays a vital role in overseeing construction and maintenance processes across all markets. Dave's extensive experience brings a culture of expertise, meticulousness, and safety to our emerging markets.

From 2020 to 2022, Dave served as a Managing Partner at SRES, a solar contracting company based in the northeastern U.S. Prior to that, Dave was served as the Vice President of Operations and Maintenance at Greenskies Renewable Energy LLC.

Kathy Koser

Kathy is a pivotal manager at Energea, overseeing insurance, compliance, and human resources with exceptional skill. Kathy expertly evaluates insurance needs, formulates comprehensive policies, and collaborates with external providers to secure optimal coverage. Her deep understanding of compliance, particularly regarding Regulation A Tier II offerings, strengthens Energea's adherence to regulatory requirements. Additionally, Kathy's effective human resources management fosters a positive work environment, promoting productivity and employee satisfaction.

From 2018 to 2021, Kathy was an account associate and executive assistant for the sales team at RoomReady, an AV and technology services company.

Legal Proceedings Involving Executives and Directors

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Other Solar Energy Funds

Energea Global, the Manager of the Company, is also the manager of two other funds formed to acquire and operate solar power projects, each of which is conducting an offering under Regulation A:

•	Energea Portfolio 3 Africa LLC ("Portfolio 3"), which was formed to acquire and operate projects with located in Africa.

•	Energea Portfolio 4 USA LLC ("Portfolio 4"), which was formed to acquire and operate projects located in the United States.

The status of each of the Company's, Portfolio 3's and Portfolio 4's current and prior offerings, as of December 31, 2024, is below:

	Energea Portfolio 2 LLC	Energea Portfolio 3 Africa LLC	Energea Portfolio 4 USA LLC
Date of Prior Offering Qualification	08/13/2020	08/2/2021	07/01/2021
Offering Amount Raised Through 12/31/24*	$22,061,519.49	$5,152,094.63	$4,753,234.65
Solar Projects Owned	Thirteen	Sixteen	Four
Prior Offering Status	Terminated	Terminated	Terminated
Current Maximum Offering Amount	$50,000,000	$50,000,000	$50,000,000
Date of Current Offering Qualification	06/06/2024	06/17/2024	06/26/2024
* Gross of stock issuance costs

Compensation of Directors and Executive Officers

Overview

Our Manager is compensated as follows:

•	They receive fees and other compensation, including for services provided;

•	They may invest alongside Investors and, if so, will receive the same distributions as Investors;

•	They receive the Promoted Interest; and

•	They receive interest on loans to the Company.

The Company itself does not have any employees or payroll. The executive officers and employees of our Manager are compensated directly by the Manager from the fees and Promoted Interest paid to the Manager by the Company.

Fees and Other Compensation

Type of Fee	Description
Reimbursement of Organization, Offering and Marketing Expenses
The Company must reimburse the Manager for expenses the Manager incurs in connection with the Offering before the Offering Circular is qualified by the SEC.

As of the date of this Offering Circular, we estimate that those expenses will be approximately $60,000.

Asset Management Fees	The Manager will charge the Company a monthly asset management fee equal to 0.167% of the aggregate capital that has been invested into the Company.

Promoted Interest	See "Promoted Interest" below

Developer Fees
The Manager might originate and develop Projects that are acquired by the Company. If so, the Manager shall be entitled to compensation that is no greater than 5.0% of the Project's cost.

The amount of the developer fee will depend on the number of Projects the Manager develops for the Company and their cost. We cannot make a reasonable estimate at this time.

Interest on Loans
The Manager might lend to the Company to fund the acquisition or investment in Projects or for other purposes. Such a loan will bear interest at market rates.

The amount of interest will depend on the amount and term of any such loans.

O&M and Credit Management Services
Energea Brazil provides O&M and Credit Management services to the Projects owned by the Company. After an extensive search to identify third parties to provide these services, the Manager concluded that the nascent solar market in Brazil lacked cost-effective and experienced options for these tasks. Energea Brazil, on the other hand, agreed to provide these services at prices that were lower than those offered through the competitive search process and has extensive experience providing these services to hundreds of projects across the U.S. and in multiple global markets.

Co-Investment

The Manager and its affiliates might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Investors. If such investment is made to facilitate the Company's acquisition of or investment in Projects before there are sufficient offering proceeds, the Manager will be entitled to redeem its Class A Investor Shares from additional Offering proceeds as they are raised.

Promoted Interest

As described in "Calculating Distributions", the Manager is entitled to receive certain distributions from the Company that we refer to as the Manager's "Promoted Interest." How much money the Manager ultimately receives as a Promoted Interest depends on several factors, including:

•	The total returns the Company is able to achieve;

•	When those returns are achieved;

•	When the Company distributes money to Investors; and

•	The amount of expenses the Company incurs.

Reporting Compensation to Investors

No less than once per year, the Company will provide Investors with a detailed statement showing:

•	The fees paid to the Manager and its affiliates; and

•	Any transactions between the Company and the Manager or its affiliates.

In each case, the detailed statement will describe the services performed and the amount of compensation paid.

Stages of Development

The stages of the Company's organization, development, and operation, and the compensation paid by the Company to the Manager and its affiliates during each stage, are as follows:

Stage of Company	Compensation
Organization of Company	• Reimbursement of Expenses

Acquisition of Projects	• Asset Management Fee
• Developer Fee
• Interest on Loans

Operation of Projects	• Asset Management Fee
• Promoted Interest
• O&M and Credit Management Service Fees

Sale of Projects	• Asset Management Fee
• Promoted Interest

Item 4. Security Ownership of Manager and Certain Securityholders

The individuals named below, as well as other employees of the Manager may own Class A Investor Shares that they purchased privately through the Platform in the same manner as any Investor.

The following table sets forth the approximate beneficial ownership of our Class A Investor Shares as of December 31, 2024, for each person or group that holds more than 10.0% of our Class A Investor Shares, and for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Amount and Nature of Beneficial Ownership Acquirable	Percent of All Shares
Energea Global LLC	255,319	N/A	1.0175%
Michael Silvestrini	698(3)	N/A	0.0028%
Christopher Sattler	108(3)	N/A	0.0004%
Gray Reinhard	484	N/A	0.0019%
All directors and executive officers of our Manager as a group (3 persons)	1,290	N/A	0.0051%
	-		-

(1)
Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 52 Main Street, Chester, CT 06412.
(3)
Includes shares beneficially owned by Energea Global LLC, under the control of its Class A Shareholders. Notably, Michael Silvestrini and Chris Sattler, as the largest principal shareholders, hold 41.33% and 32.24% of the shares of Energea Global LLC, respectively. (As of December 31, 2024)

Item 5. Interest of Management and Others in Certain TransactionS

The Company might enter into other transactions with related parties. If so, any compensation paid by the Company to the related party shall be (i) fair to the Company, and (ii) consistent with the compensation that would be paid to an unrelated party.

By "related party" we mean:

•	The Manager or a subsidiary of the Manager;

•	Any director, executive officer, or significant employee of the Company or the Manager;

•	Any person who has been nominated as a director of the Company or the Manager;

•	Any person who owns more than 10% of the voting power of the Company or the Manager; and

•	An immediate family member of any of the foregoing.

As of the date of this Offering Circular, the Company (or its SPE subsidiaries) has (or intends to) enter into the following types of transactions with related parties:

•
Energea Brazil - Project Maintenance Contract: Energea Brazil provides operations and maintenance services to each of the SPEs. These services are detailed in the Project Maintenance Contract (see "Summary of Supporting Contracts").

•
Energea Brazil - Credit Management Agreement: Each Project produces energy credits. To convert those energy credits into revenue, the SPE must hire a service provider to onboard Subscribers and administrate the allocation of energy to each Subscriber on a monthly basis. These services are performed by Energea Brazil under the terms and conditions set forth in a Credit Management Agreement (see "Summary of Supporting Contracts").

•
Energea Global - Credit Advance: The Company has entered into several credit advances with the Manager to accelerate the availability of capital needed to make certain small payments. These amounts are recorded as do-to/do-from transactions and no interest is charged to the Company for these advances.

Contracts Currently Signed or Expected to be Signed with Related Parties

Project	Related Party	Contract	Date Signed
Iguatama	Energea Brazil	Operations and Maintenance Contract	August 22, 2023
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Pedra do Indaiá	Energea Brazil	Operations and Maintenance Contract	July 1, 2024
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Divinopolis II	Energea Brazil	Operations and Maintenance Contract	Not Yet Signed
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Divinopolis III	Energea Brazil	Operations and Maintenance Contract	Not Yet Signed
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Micros I	Energea Brazil	Operations and Maintenance Contract	April 30, 2024
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Iguatama II	Energea Brazil	Operations and Maintenance Contract	March 21, 2025
	Energea Brazil	Credit Management Agreement	April 22, 2025

Micros II	Energea Brazil	Operations and Maintenance Contract	Not Yet Signed
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Corumbaiba	Energea Brazil	Operations and Maintenance Contract	Not Yet Signed
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditors' Report

To the Members of
Energea Portfolio 2 LLC

Opinion
We have audited the accompanying consolidated financial statements of Energea Portfolio 2 LLC (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
Hartford, Connecticut
April 29, 2025

Balance Sheets

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$ 4,593,375	$ 470,153
Accounts receivable	98,658	3,321
Prepaid expenses and other current assets	277,256	1,263,778
Loan receivable, related party	-	109,163
Total current assets	4,969,289	1,846,415

Property and equipment:
Property and equipment	14,176,612	2,529,214
Construction in progress	5,638,740	11,097,624
Total property and equipment	19,815,352	13,626,838
Less accumulated depreciation	(397,920)	(119,007)
Total property and equipment, net	19,417,432	13,507,831

Other noncurrent assets:
Operating lease right-of-use assets	1,262,643	1,178,652
Due from related party	-	183,321
Total other noncurrent assets	1,262,643	1,361,973

Total assets	$ 25,649,364	$ 16,716,219

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 1,962,757	$ 669,619
Operating lease liabilities, current portion	5,845	4,508
Due to related party	28,306	-
Line of credit note payable, current portion	105,614	-
Total current liabilities	2,102,522	674,127

Non-current liabilities:
Operating lease liabilities, long-term portion	1,365,566	1,245,758
Line of credit note payable, long-term portion	4,376,229	4,553,001
Total noncurrent liabilities	5,741,795	5,798,759

Total liabilities	7,844,317	6,472,886

Members' equity:
Total shares and accumulated deficit	18,330,479	10,520,464
Total accumulated other comprehensive loss	(525,432)	(277,131)

Total members' equity	17,805,047	10,243,333

Total liabilities and members' equity	$ 25,649,364	$ 16,716,219

* The accompanying notes are an integral part of the consolidated financial statements.

Statements of Operations

	2024	2023

Revenue	$ 692,328	$ 433,895

Projects operating expenses:
Professional fees	1,748	48,067
Credit management	11,850	-
Depreciation	244,823	69,890
Insurance	23,523	7,231
Land rental	58,227	15,916
Operation and maintenance	77,427	52,707
Other projects operating expenses	110,319	40,370
Total projects operating expenses	527,917	234,181

Portfolio operating expenses:
Professional fees	136,271	51,606
Depreciation	34,090	14,417
Advertising and marketing	19,297	-
Management fees	128,038	71,478
Regulatory	10,405	8,999
Other general and administrative expenses	10,572	12,774
Total portfolio operating expenses	338,673	159,274

(Loss)/income from operations	(174,262)	40,440

Other income/(expense):
Realized foreign currency loss	(15,650)	(21,904)
Gain on sale of property and equipment	-	244,817
Loss on liquidation of subsidiary	-	(47,734)
Financing administrative fees	-	(4,780)
Interest income	69,665	18,102
Interest expense	(456,003)	(265,971)
Taxes	(93,223)	(133,167)
Net miscellaneous income/(expense)	(43,845)	47,904
Total other income/(expense)	(539,056)	(162,733)

Net loss	(713,318)	(122,293)

Other comprehensive loss:
Unrealized foreign currency exchange loss	(248,301)	(13,905)

Comprehensive loss	$ (961,619)	$ (136,198)

* The accompanying notes are an integral part of the consolidated financial statements.

Statements of Changes in Members' Equity

	Common Shares		Investor Shares		Accumulated	Accumulated Other	Total
	Shares	Amount	Shares	Amount	Deficit	Comprehensive Loss	Members' Equity

Members' equity, January 1, 2023	1,000,000	$ -	6,900,795	$ 5,430,770	$ (1,017,992)	$ (263,226)	$ 4,149,552

Issuance of investor shares - Net of Stock Issuance Costs of $67,039	-	-	7,961,032	6,842,372	-	-	6,842,372
Non-dividend distributions	-	-	-	-	(614,367)	-	(614,367)
Net loss	-	-	-	-	(122,293)	-	(122,293)
Cumulative translation adjustment (CTA)		-	-	-	1,974	-	1,974
Unrealized foreign currency translation loss	-	-	-	-	-	(13,905)	(13,905)

Members' equity, December 31, 2023	1,000,000	-	14,861,827	12,273,142	(1,752,678)	(277,131)	10,243,333

Issuance of investor shares - Net of Stock Issuance Costs of $82,222	-	-	10,235,239	9,500,731	-	-	9,500,731
Non-dividend distributions	-	-	-	-	(971,009)	-	(971,009)
Net loss	-	-	-	-	(713,318)	-	(713,318)
Cumulative translation adjustment (CTA)		-	-	-	(6,389)	-	(6,389)
Unrealized foreign currency translation loss	-	-	-	-	-	(248,301)	(248,301)

Members' equity, December 31, 2024	1,000,000	$ -	25,097,066	$ 21,773,873	$ (3,443,394)	$ (525,432)	$ 17,805,047

* The accompanying notes are an integral part of the consolidated financial statements.

Statements of Cash Flows

	2024	2023

Cash flows from operating activities:
Net loss	$ (713,318)	$ (122,293)
Gain on sale of property and equipment	-	(244,817)
Loss on liquidation of a subsidiary	-	45,252
Depreciation	278,913	84,307
Non-cash lease expense	56,579	35,420
Changes in assets and liabilities:
Accounts receivable	(110,666)	(3,229)
Prepaid expenses and other current assets	856,642	(993,742)
Loan receivable interest added to principal	(7,672)	(14,512)
Accounts payable and accrued expenses	1,652,131	566,881
Due from related party	161,574	(310,020)
Due to related party	32,439	224,009
Total cash flows from operating activities	2,206,622	(732,744)

Cash flows from investing activities:
Purchase of property and equipment	(6,188,513)	(6,961,834)
Proceeds from sale of property and equipment	-	244,817
Loan receivable, related party	116,835	(30,000)
Total cash flows from investing activities	(6,071,678)	(6,747,017)

Cash flows from financing activities:
Net (repayments)/advances on note payable	(71,158)	478,000
Issuance of investor shares	9,500,731	6,842,372
Non-dividend distribution	(971,009)	(614,367)
Total cash flows from financing activities	8,458,564	6,706,005

Effect of exchange rate changes on cash	(470,286)	5,986

Increase/(decrease) in cash and cash equivalents	4,123,222	(767,770)

Cash at the beginning of the period	470,153	1,237,923

Cash at the end of the period	$ 4,593,375	$ 470,153

Supplemental disclosure of non-cash activities:
Operating lease right-of-use asset obtained in exchange for new operating lease liability	$ 140,240	$ 592,576

* The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 2 LLC is a Delaware Limited Liability Corporation formed to develop, own, and manage a portfolio of renewable energy projects in Brazil. The consolidated financial statements include the accounts of Energea Portfolio 2 LLC and its wholly owned Brazilian single purpose entities ("SPEs"): Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda; Energea Iguatama II Ltda; Energea Pedra do Indaia Ltda; Energea Araxá I Ltda; Energea Araxá II Ltda; and Energea Divinopolis II Ltda, Energea Divinopolis III Ltda, Energea Formiga I Ltda, Energea Diamantina II Ltda, Energea Micros I Ltda, Energea Micros II Ltda; Energea Corumbaiba Ltda and Energea Aparecida do Taboado II Ltda. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results.

The Company's activities consist principally of organization and pursuit costs, raising capital, securing investors and project development activity. The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations are funded by the issuance of membership interests and debt at the Company level. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated a Regulation A Offering for the purpose of raising capital to fund ongoing project development activities. As of December 31, 2024 and 2023, the Company has invested in eleven and thirteen projects, respectively. The Company is offering to sell interests designated as Investor Shares to the public up to $75,000,000. The initial price of the Investor Shares was $1.00 per share. Through December 31, 2024, the Company had raised total offering proceeds of $21,773,873, net of stock issuance costs of $287,645, from settled subscriptions resulting from the sale of 25,097,066 Investor Shares.

Basis of presentation

The consolidated financial statements include the accounts of the Company, and its subsidiaries, and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, as well as wholly owned SPEs. The accounting policies of the Company's SPEs are consistent with the Company's accounting policies and all intercompany transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operations and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:

•	The identification, selection and acquisition of sufficient area required for a project;

•	The confirmation of a regional electricity market;

•	The confirmation of acceptable electricity resources;

•	The confirmation of the potential to interconnect to the electric transmission grid;

•	The determination of limited environmental sensitivity; and

•	The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment consist of investments in solar projects. The Company accounts for investments in solar projects under ASC 360. The property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful life of the related assets, which range from 20 to 30 years. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company reviews long-lived assets for impairment under ASC 360 guidelines, whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable.  During the years ended December 31, 2024 and 2023, there was no impairment losses recognized for long-lived assets.

Revenue recognition

To date, all of the SPE's have Equipment Rental Agreements and Operation and Maintenance Service Agreements ("O&M Agreement"). There are currently no land lease agreements. The agreements are with various subscribers who will pay a monthly fee for the renewable energy upon completion of the projects. Projects are considered complete when they are tested, commissioned, interconnected to the grid and capable of producing electricity as designed. The Company recognizes the revenue from both Equipment Rental Agreements and O&M Agreements concurrently using the same revenue recognition procedures when the single invoice is sent to the customer. Therefore, the revenue is not split between the Equipment Rental Agreement and O&M Agreement; instead, it is recognized as a single revenue amount. The agreements are in effect for twenty-five years from the completion date and are expected to have combined gross revenues of $134,589,667 (unaudited) from all projects when operational.

The Company's revenue recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Project Rental Contract
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Comprehensive Loss

US GAAP requires the reporting of "comprehensive loss" within general purpose financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the years ended December 31, 2024 and 2023 the Company had foreign currency exchange losses relating to currency translation from Brazilian real to U.S. dollar reported as other comprehensive loss.

Income taxes

Effective January 1, 2021, the Company has elected to be taxed as a C-Corporation for federal, state, and local income tax reporting purposes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. There were no material income taxes currently due for the years ended December 31, 2024 and 2023.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements.  Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Foreign Currency Exchange Transactions

Purchases of products and services for the Brazilian subsidiaries are transacted in the local currency, Brazilian real (R$), and are recorded in U.S. dollars translated at historical exchange rates prevailing at the time of the transaction. Balances are translated into U.S. dollar using the exchange rates at the respective balance sheet date. Realized exchange gains and losses are included in foreign currency exchange loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized exchange gains and losses are included in other comprehensive loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized translation losses for the years ended December 31, 2024 and 2023 were $248,301 and $13,905, respectively. Realized translation losses for the years ended December 31, 2024 and 2023 were $15,650 and $21,904, respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassification

Certain reclassifications were made to the 2023 financial statements to conform with the 2024 presentation.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events for the year ended December 31, 2024, through April 29, 2025, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that require recording or disclosure in the consolidated financial statements.

Note 2 - Construction in Progress

The Company is in the process of developing and constructing renewable energy facilities in Brazil. All project costs subsequent to the development phase are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, architectural, legal, permits, developer fees and other costs. The balance of CIP at December 31, 2024 and 2023 was $5,638,740 and $11,097,624, respectively. The Company expects to incur an additional $3,095,253 of costs to complete the projects that have not yet completed or begun construction which include the projects owned by Energea Corumbaiba, Energea Divinopolis III Ltda and Energea Micros II Ltda.

Note 3 - Property and equipment

The Company's property and equipment as of December 31, 2024 and 2023, is outlined in the following roll-forward summary:

	2024	2023

Beginning property and equipment	$ 13,626,838	$ 6,815,455
Additions	6,188,514	6,811,383
Ending property and equipment	19,815,352	13,626,838

Beginning accumulated depreciation	119,007	34,700
Depreciation expense	278,913	84,307
Ending accumulated depreciation	397,920	119,007
Property and equipment, net	$ 19,417,432	$ 13,507,831

Note 4 - Line of Credit note payable

In October 2020, the Company, along with its majority member-manager, entered into a revolving credit agreement (the "Agreement") with a debt provider to provide funding for the construction projects in Brazil. The Agreement calls for a line of credit with total availability of $5,000,000 to be used solely to finance the purchase, development, and construction of the three Brazilian projects. Interest is payable in quarterly installments at an annual rate of 15% through the date of term loan conversion and 13% until maturity date of October 5, 2030.

The Company may elect to defer up to 50% of each quarterly interest installment, provided that such deferred interest will be treated as principal and repaid in accordance with the Agreement. The line of credit is secured by a pledge of the Manager's Class A Investor Shares and Common Shares in the Company as well as a fiduciary lien on the assets owned by Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda, Energea Pedra do Indaia Ltda and Energea Divinopolis II Ltda. As of December 31, 2024 and 2023, the Company hasn't deferred any interest installment or added interest to the principal.

The Company may repay or prepay outstanding revolving notes with prior approval of the lender. In addition, the Company is required to repay outstanding principal with the proceeds of any sales of the projects within ten days following receipt of the sales proceeds, or in the event a project is canceled or unable to be completed.

If any projects have completed construction prior to the line of credit maturity date, the Company may elect to convert the revolving line of credit to a term loan, subject to certain limitations, provided the Company has met all financial covenants and other requirements, as defined. Term loans require quarterly repayments of principal plus interest at 13% per annum, in advance, over a term of ten years.  The company intends to exercise this option, so the line of credit is recorded as long-term on the accompanying consolidated balance sheets.

The Company's balance outstanding under the line of credit at December 31, 2024 and 2023 was $4,481,843 and $4,553,001, respectively. Interest incurred during the construction phase is capitalized as CIP. The total interest capitalized and paid up to the year ended December 31, 2024 was $1,329,039. Interest incurred during the operation phase is expensed. Interest expense during the years ended December 31, 2024, and 2023 was $450,116 and $252,462, respectively.

Note 5 - Related Party Transactions

The Company has transactions between related companies from time to time. At December 31, 2024 and 2023, the Company had $28,306 and $-0-, respectively, payable to a company with common ownership. At December 31, 2024 and 2023, the Company had $-0- and $183,321, respectively, receivable from companies with common ownership, which are included due to/from related parties on the accompanying consolidated balance sheets.

During November 2021, the Company loaned an affiliate with common ownership $53,955. The loan matured in November 2022.  An amended loan was signed in January 2023 with new maturity date in November 2023. A second amendment loan was signed in November 2023 with a new maturity date in November 2024. The loan had an annual interest rate of 18%.  As of December 31, 2023, the loan receivable balance consisted of $53,955 of principal and $20,408 of accrued interest. The loan was fully paid off by December 31, 2024.

During February 2023, the Company loaned an affiliate with common ownership $30,000. The loan matured in February 2024.  The loan had an annual interest rate of 18%.  As of December 31, 2023, the loan receivable balance consisted of $30,000 of principal and $4,800 of accrued interest. The loan was fully paid off by December 31, 2024.

As of December 31, 2024 and 2023, the Company entered into construction management agreements with the Manager, one for each project, to pay developer fees for services of supervision of the construction of the projects. During the years ended December 31, 2024 and 2023, the Company paid total developer fees to the Manager of $-0- and $239,696, respectively, which were capitalized to CIP.

As of December 31, 2024 and 2023, the SPE's with operational projects entered into an O&M Agreement with a related party to perform continued maintenance on the projects. The agreement is in effect for ten years from the date of issuance of the Order of Service. The price is fixed based on the size of the project, adjusted on the first (1st) anniversary of the Order of Service, and each anniversary thereafter, in accordance with General Market Price Index. During the years ended December 31, 2024 and 2023, the Company paid total operation and maintenance fees to the related party of $77,427 and $52,707, respectively, which were expensed.

Note 6 - Leases

The Company has a land lease for the Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda property with an annual rent of approximately $13,487 expiring in February 2049. The monthly base rent increases each lease year by the General Market Price Index.

A second lease for the Energea Pedra do Indaiá Ltda with an annual rent of $16,020 which will expire in April 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A third lease for the Divinopolis III Ltda property with an annual rent of $20,960 which will expire in June 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fourth lease for the Energea Araxa I Ltda property with an annual rent of $21,450 which will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fifth lease for the Energea Araxa II Ltda property with an annual rent of $21,450 which will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A sixth lease for the Energea Formiga I Ltda property with an annual rent of $37,425 which will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A seventh lease for the Energea Corumbaiba Ltda property with an annual rent of $23,516 which will expire in January 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

An eighth lease for the Energea Divinopolis II Ltda property with an annual rent of $17,725 which will expire in March 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A ninth lease for the Energea Micros I Ltda property with an annual rent of $20,825 which will expire in May 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

For the projects under construction, the total land rental costs for the years ended December 31, 2024 and 2023 were $214,403 and $230,218 respectively, which have been capitalized and included in CIP on the accompanying consolidated balance sheets.

For the operating projects, the total land rental expense for the years ended December 31, 2024 and 2023 were $58,227 and $15,916 respectively, which have been expensed on the accompanying consolidated statements of operations and comprehensive loss.

The lease costs and other required disclosure as of and for the years ended December 31, 2024 and 2023 are:

	2024	2023

Operating lease cost	$ 221,403	$ 196,914
Cash paid for amounts in the measurement of lease
liabilities - operating cash flows from operating leases	$ 234,236	$ 189,682
Weighted-average remaining lease term - operating leases	275	285
Weighted-average discount rate - operating leases	17.90%	17.90%

Future lease payments based on the exchange rate at December 31, 2024 are as follows as of December 31, 2024:

2025	$ 232,796
2026	232,796
2027	232,796
2028	232,796
2029	232,796
Thereafter	4,158,963
Total future undiscounted lease payments	5,322,943
Less interest	(3,951,532)
Lease liabilities	$ 1,371,411

Note 7 - Commitments

The Company has four Engineering, Procurement and Construction ("EPC") contracts for four of the projects with a combined total expected cost of $1,237,425. As of December 31, 2024, $125,350 had been incurred under the EPC contracts.

Note 8 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of December 31, 2024 and 2023, 1,000,000 are issued and outstanding.  The shares represent membership interests in the Company.

Investor Shares

The Company authorized 500,000,000 investor shares, which as of December 31, 2024 and 2023, 25,097,066 and 14,861,827, respectively, are issued and outstanding. The investor shares represent membership interests in the Company.

Note 9 - Income Taxes

Income tax expense (benefit) is comprised of the following for the years ended December 31, 2024 and 2023:

	2024	2023
Federal:
Current	$ -	$ -
Deferred	(144,610)	43,170
	(144,610)	43,170
State:
Current	-	-
Deferred	(51,646)	16,955
	(51,646)	16,955
Income tax expense/(benefit) before valuation allowance	(196,256)	60,125
Change in valuation allowance	196,256	(60,125)
Net tax expense/(benefit)	$ -	$ -

A reconciliation of the U.S. Federal and Connecticut statutory rate to our effective income tax rate is shown in the table below for the years ended December 31, 2024 and 2023:

	2024	2023
Statutory rate applied to pre-tax income - Federal	21.00%	21.0%
Statutory rate applied to pre-tax income - State	7.50%	7.5%
Deferred True Up Adjustments - Federal	0.00%	-39.6%
Deferred True Up Adjustments - State	0.00%	-14.8%
Permanent differences - penalties	-0.09%	-0.11%
Change in valuation allowance	-28.41%	25.99%

Effective tax rate	0.00%	0.00%

Deferred income taxes reflect the net tax effects of net operating loss ("NOL") carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.  The Company's deferred tax assets relate mainly to NOL carryforwards which may be used to reduce tax liabilities in future years (subject to an 80% taxable income limitation).  At December 31, 2024 and 2023, the Company had federal NOL carryforwards totaling $1,596,329 and $762,495, respectively.  At December 31, 2024 and 2023, the Company had state NOL carryforwards totaling $1,469,273 and $552,396, respectively. The state NOL carryforwards are subject to a 50% taxable income limitation.

The Company reduces the carrying amounts of deferred tax assets if, based on the evidence available, it is more-likely-than-not that such assets will not be realized. At December 31, 2024 and 2023, the Company's deferred tax assets consisted of NOL carryforwards of $445,425 and $201,554, respectively. At December 31, 2024 and 2023, the Company's deferred tax liabilities consisted of depreciation differences of $149,581 and $101,967 respectively.  At December 31, 2024 and 2023, the Company had net deferred tax assets totaling $295,843 and $99,587, respectively, which are reduced by a full valuation allowance.

In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods by jurisdiction, unitary versus stand-alone state tax filings, loss carry forwards not expiring unutilized, and all tax planning alternatives that may be available. A valuation allowance has been recorded against the deferred tax assets as management cannot conclude that it is more-likely-than-not that these assets will be realized.

During the years ended December 31, 2024 and 2023, the Company did not have any unrecognized tax benefits related to uncertain tax positions.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief, and Economic Security Act (also known as the CARES Act), a stimulus package intended to help mitigate the economic devastation caused by the coronavirus. The CARES Act includes changes to the tax treatment of business net operating losses (NOLs) for corporations.

The 2017 Tax Cuts and Jobs Act tax reform legislation previously limited NOLs to 80% of taxable income in any one tax period. The CARES Act temporarily removes the 80% limit for taxable years beginning before 2021 to allow an NOL carryforward to fully offset a corporation's income. The Company is able to carryforward its federal NOLs indefinitely.

Item 8. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on January 13, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2A to the Company's D Company's Form 1-A filed July 2, 2020)

2.2**
Amended and Restated Limited Liability Company Agreement of the Company dated May 3, 2024 (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed May 6, 2024)

2.3**	Authorizing Resolution of the Company dated June 5, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2C to the Company's Form 1-A filed July 2, 2020)
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024)
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1-A4A to the Company's Form 1-A filed July 2, 2020)
6.1**	Proposed Project Rental Contract for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4B to the Company's Form 1-A filed July 2, 2020)
6.2**	Proposed Operation and Maintenance Agreement for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4C to the Company's Form 1-A filed July 2, 2020)
6.3**	Proposed Project Rental Contract for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4D to the Company's Form 1-A filed July 2, 2020)
6.4**	Proposed Operation and Maintenance Agreement for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4E to the Company's Form 1-A filed July 2, 2020)
6.5**	Proposed Credit Management Agreement for Energea Brazil (incorporated by reference to the copy thereof filed as Exhibit 4.6 to the Company's Form 1-A filed January 9, 2024)
6.6**	Lattice Credit Agreement amended December 23, 2023 (incorporated by reference to the copy thereof filed as Exhibit 6 to the Company's Form 1-A filed January 9, 2024)
9**	Letter regarding change in certifying accountant, dated as of March 3, 2022
11.1**	Consent of Goodwin Procter (included in Exhibit 12)
11.2**	Consent of Independent Auditor (Whittlesey PC) dated as of May 23, 2024
12**	Legal opinion of Goodwin Procter (incorporated by reference to the copy thereof filed as Exhibit 12 to the Company's Form 1-A filed May 6, 2024)
** Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Manager

Energea Global LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Managing Partner

Date: April 29, 2025